United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 27, 2021

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

Coca-Cola Europacific Partners plc – Results of 2021 Annual General Meeting

The Annual General Meeting of Coca-Cola Europacific Partners plc (the “Company”) was held at Pemberton House, Bakers Road, Uxbridge UB8 1EZ on 26 May 2021.

All 28 resolutions put to the members were passed on a poll. Accordingly, resolutions 1 to 23 were passed as ordinary resolutions and resolutions 24 to 28 were passed as special resolutions.

The results of the polls are set out below:

Resolution		For (see note 1)		Against (see note 1)		Issued share capital represented by votes (see note 2) %	Votes withheld (see note 3)
		Votes	%	Votes	%
1	Receipt of the Report and Accounts	395,303,737	99.99%	36,920	0.01%	86.74%	155,065
2	Approval of the Directors’ Remuneration Report	334,980,592	84.96%	59,318,003	15.04%	86.51%	1,197,127
3	Election of Manolo Arroyo as a director of the Company	392,470,375	99.27%	2,879,562	0.73%	86.74%	145,785
4	Election of John Bryant as a director of the Company	393,338,033	99.49%	2,016,897	0.51%	86.74%	140,792
5	Election of Christine Cross as a director of the Company	383,147,691	96.91%	12,210,325	3.09%	86.74%	137,706
6	Election of Brian Smith as a director of the Company	390,515,168	98.78%	4,834,589	1.22%	86.74%	145,965
7	Election of Garry Watts as a director of the Company	382,904,931	96.86%	12,409,137	3.14%	86.73%	181,654
8	Re-election of Jan Bennink as a director of the Company	394,361,750	99.75%	998,875	0.25%	86.74%	135,097
9	Re-election of José Ignacio Comenge as a director of the Company	392,512,620	99.28%	2,840,567	0.72%	86.74%	142,535
10	Re-election of Damian Gammell as a director of the Company	393,259,737	99.47%	2,104,150	0.53%	86.74%	131,835
11	Re-election of Nathalie Gaveau as a director of the Company	379,321,297	95.94%	16,038,375	4.06%	86.74%	136,050
12	Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company	392,499,065	99.28%	2,852,221	0.72%	86.74%	144,436
13	Re-election of Thomas Johnson as a director of the Company	383,044,549	96.90%	12,273,009	3.10%	86.73%	178,164
14	Re-election of Dagmar Kollmann as a director of the Company	356,359,214	90.14%	39,000,698	9.86%	86.74%	135,810

15	Re-election of Alfonso Líbano Daurella as a director of the Company	392,666,094	99.32%	2,684,875	0.68%	86.74%	144,753
16	Re-election of Mark Price as a director of the Company	393,787,394	99.60%	1,574,364	0.40%	86.74%	133,964
17	Re-election of Mario Rotllant Solá as a director of the Company	346,243,609	87.73%	48,404,586	12.27%	86.59%	847,527
18	Re-election of Dessi Temperley as a director of the Company	393,359,145	99.49%	2,000,194	0.51%	86.74%	136,383
19	Reappointment of the Auditor	391,342,810	98.98%	4,014,195	1.02%	86.74%	138,717
20	Remuneration of the Auditor	394,127,953	99.69%	1,230,465	0.31%	86.74%	137,304
21	Political Donations	394,359,240	99.81%	739,806	0.19%	86.68%	396,676
22	Authority to allot new shares	385,638,835	97.55%	9,701,007	2.45%	86.74%	155,880
23	Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (see note 4)	182,828,208	82.11%	39,824,695	17.89%	48.85%	171,043,169
24	Authority to disapply pre-emption rights	394,048,227	99.91%	340,603	0.09%	86.53%	1,106,892
25	Authority to disapply pre-emption rights in connection with an acquisition or specified capital investment	392,985,433	99.63%	1,464,605	0.37%	86.54%	1,045,684
26	Authority to purchase own shares on market	393,514,124	99.79%	823,661	0.21%	86.52%	1,157,937
27	Authority to purchase own shares off market	393,442,059	99.78%	882,766	0.22%	86.51%	1,170,897
28	Notice period for general meetings other than AGM	387,702,676	98.14%	7,338,658	1.86%	86.67%	454,388

Notes:

1	Votes “For” and “Against” are expressed as a percentage of votes received.
2
As at 5.15pm on Monday 24 May 2021, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 455,791,226 ordinary shares in issue.

3	A “Vote Withheld” is not a vote in law and is not counted in the calculation of the proportion of votes “For” or “Against” a resolution.
4	Resolution 23 was put to the AGM as a resolution of the shareholders of the Company other than Olive Partners, S.A. (“Olive”) or any concert party of Olive.

In particular, in accordance with Section 6(A) of Appendix 1 to the Takeover Code, the Company announces that shareholders approved resolution 23, setting out the terms of the waiver of mandatory offer provisions in Rule 9 of the Takeover Code (the “Waiver”).

Olive is currently interested in 166,128,987 shares in the Company and the Waiver does not entitle Olive to be interested in a greater number of shares. The Waiver would allow Olive’s interest in shares as a percentage of the Company’s total shares to increase as a result of the exercise of the Company’s authorities to purchase its own shares, but only to the extent that the resulting interest of Olive, together with any concert parties, in the shares of the Company did not then exceed 40.5433%.

In accordance with Listing Rule 14.3.6R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CONTACTS

Company Secretariat Clare Wardle T +44 (0)20 7355 8406	Investor Relations Sarah Willett T +44 (0)7970 145 218	Media Relations Shanna Wendt T +44 (0)7976 595 168

ABOUT CCEP

Coca-Cola Europacific Partners is one of the leading consumer goods companies in the world. We make, move and sell some the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 27, 2021	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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